CrowdCheck Law LLP
700 12 Street, Suite 700
Washington, DC 20005

Mara Ransom

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

March 28, 2022

Re:	Crush Capital Inc.
Amendment No. 6 to Offering Statement on Form 1-A
Filed February 9, 2022
File No. 024-11293

Dear Ms. Ransom:

We acknowledge receipt of comments in your letter of March 11, 2022 regarding the Offering Statement of Crush Capital Inc. (the “Company” or “Crush Capital”), which we have set out below together with our responses.

Amendment No. 6 to Offering Statement on Form 1-A

General

1.

We note your disclosure that you intend to charge each of your issuers a fee of $250,000 plus warrants exercisable for equity in the issuer. Please disclose, as you state on your website, that you may receive warrants from each issuer valued up to $2,222,222. Because the warrant exercise prices are contractually committed in advance, please disclose the factors that determine the amount of each issuer’s warrant, and the actual stock warrant amount for the issuers featured on the current season of going public. Please also clarify whether the value of the warrants are in any way tied to the sales of issuer securities or the number of securities purchased by investors.

The Company has revised its disclosure in response to the Staff’s comment. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Plan of Operation.”

We note that, while the current face value of the warrant compensation from three of the four currently featured issuers is $2,222,222, that amount may vary in the future, though as stated in our revised disclosure, the value will not be tied in any way to the sales of an issuer’s securities or the number of securities purchased by investors. Furthermore, as stated in of Appendix A to our response letter dated September 21, 2021 (which was amended in our response letter dated January 12, 2022), “The Company has entered into an agreement with one Issuer where a portion of the Company’s equity fee may vest contingent upon the number of persons applying to subscribe to the Issuer’s offering. This vesting provision, however, does not depend on whether or not any investment is ultimately accepted by the Issuer or funded by the investor, and there are alternative vesting triggers that are not connected to the number of persons applying to subscribe. This arrangement is a one-off arrangement that was specifically negotiated for by the Issuer.” As this was a one-off arrangement and is not intended to be repeated, the Company has provided a brief summary of these terms but does not believe more detailed disclosure of this one vesting provision is material to a potential investor’s understanding of the Company’s business, operations and prospects as a whole.

2.	We note your disclosure that if you become registered as a broker-dealer, you would expect to also provide broker services to featured issuers, in addition to Dalmore. Please amend your disclosure to clarify the specific roles of both you and Dalmore moving forward if you become a registered broker-dealer.

The Company has revised its disclosure in response to the Staff’s comment. Please see “The Company’s Business – Strategy.”

3.

We note the statement on your public website that Tony Drockton, Founder of Hammitt, is an investor in Crush Capital Inc. Please amend the disclosure in the filing to highlight the risks, if any, from actual or potential conflicts of interest created by featured issuers investing in your company. Please also amend the disclosure in your filing to include any material risks related to the conflicts of interest disclosure provided on your website.

The Company has revised its disclosure in response to the Staff’s comment. Please see “Our business may be adversely impacted by conflicts of interests.”

If you have additional comments or questions, please feel free to contact me at heidi@crowdchecklaw.com.

Sincerely,

/s/ Heidi Mortensen
Heidi Mortensen
Counsel
CrowdCheck Law LLP

cc:

Katherine Bagley, Securities and Exchange Commission

Darren Marble, Crush Capital Inc.

Sara Hanks, CrowdCheck Law LLP

Zachary J. Zweihorn, Davis Polk & Wardwell LLP

Richard Ellenbogen, Potomac Law Group